Exhibit 99.1

Red White & Bloom Purchases Cultivation Pods for Florida; Immediately Shipping to Ready for Upcoming Deal Closing

-30 turn-key grow pods will allow for over 14,000 feet of immediate canopy for cultivation of premium cannabis

-Existing indoor facility to provide infrastructure for modular pod deployment to support store openings

-Projected yield to exceed 7000 pounds of flower per year with a retail value in excess of US$40 million annually1

-Company anticipates closing of Florida acquisition this quarter

TORONTO, Ontario April 6, 2021 -- Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”), announced today plans to increase cultivation capacity upon closing of the previously announced 1 definitive agreement to enter the Florida cannabis market.

RWB has secured 30 double wide fully enclosed cultivation pods that collectively provide approximately 19,000 square feet of operating space, with 14,400 square feet of canopy. Each unit is specifically designed and outfitted for premium cannabis cultivation.

These units, once online, shall be able to produce in excess of 7000lbs of flower annually, as well as thousands of pounds of trim with an estimated value in excess of US$40 million annually2.

The Company will be taking delivery of the units in Florida for deployment at the Sanderson Property, which forms part of the Florida acquisition agreement and includes the sale of the property in Sanderson, with over 15 acres of land and a 113,546 SF facility for cultivation and processing.

The pods will allow the Company to immediately operationalize additional cultivation capacity, as it drives to expedite the opening of additional medical marijuana dispensary locations and implements home delivery shortly after closing of the transaction. It is anticipated, as per the Company’s previous press releases, that subject to regulatory approval, this transaction will close in Q2 2021.

Self-contained, technically advanced cultivation pods provide a unique opportunity for RWB to produce ultra-premium product for the Florida marketplace that is significantly differentiated to what is commonplace in the market today. The majority of Florida’s medical cannabis market is supplied with mass produced flower with common strains.

RWB looks to satiate the State’s demand for a more premium product utilizing a craft-grown discipline for cannabis flower and leveraging both the Platinum Vape and exclusively licensed High Times® brands.

1  https://ir.redwhitebloom.com/news-events/press-releases/detail/73/red-white-bloom-acquires-florida-operations-from-acreage

2 Based on $45 per 1/8 ounce estimated sale price per: https://fldispensaries.com/florida/dispensary/prices/

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Illinois, California, Michigan, Oklahoma and Arizona with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business, the PharmaCo acquisition, Florida acquisition, Illinois acquisition and previously announced financing commitments.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.